UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2002

SYNGENTA AG
(Translation of Registrant’s Name Into English)

Schwarzwaldallee 215
4058 Basel
Switzerland

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F |X|	Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes |_|	No |X|

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__)

Re:	SYNGENTA AG Press release “Third Quarter Trading Statement”

Filed herewith is a press that was issued by Syngenta AG on October 25, 2002. The full text of the press release follows:

#          #          #

Pursuant to the requirements of the U.S. Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: October 25, 2002	SYNGENTA AG

	By:	/s/	Christoph Mäder

		Name:	Christoph Mäder
		Title:	General Counsel

	By:	/s/	Damian Heller

		Name:	Damian Heller
		Title:	Company Secretary

.	Syngenta International AG
.	Media Office
.	CH-4002 Basel
.	Switzerland
.	Telephone: +41 61 323 23 23
.	Fax: +41 61 323 24 24
.	www.syngenta.com

Media Release - Communiqué aux Médias -- Medienmitteilung

Third Quarter Trading Statement 2002

Basel, Switzerland, October 25 2002

Sales for the third quarter ended September 30 2002 were stable at $1.1 billion compared with the same period last year; at constant exchange rates sales were down 3%. The third quarter, typically the least important of the year, was particularly affected by adverse financial conditions in Latin America. Sales for the first nine months of 2002 were $5.0 billion compared with $5.1 billion for the same period in 2001; at constant exchange rates, sales were 3% lower with Crop Protection down 3% and Seeds down 1%. The strengthening of European currencies against the dollar has resulted in minimal impact on sales from exchange rate movements for the year to date. Market conditions are overall little changed.

In Crop Protection, European sales sustained the strong performance in Germany and in central and eastern Europe reported at the first half; this more than offset tough conditions in France. In NAFTA the sales trend showed slight improvement on the first half with the herbicide market remaining competitive. Asia Pacific stabilized in the third quarter due to good sales in China. Third quarter sales in Latin America suffered from acute currency depreciation in Brazil and this resulted in significant price erosion. In addition, Brazilian volumes were substantially lower owing to the drive to control receivables by reducing in-channel inventories. Cash sales in Argentina increased.

Seeds sales increased by 1% in the third quarter with growth in Europe and NAFTA offset by reduced sales in Latin America.

Sales evolution for the full year 2002 is expected to be similar to the first nine months. EBITDA (before special charges) will benefit from synergy cost reductions but is being constrained by the impact of Brazilian currency upheaval on pricing; in addition, adverse European currency movements will have a negative impact on the reported cost base. As a result the EBITDA margin is likely to improve by less than one percent. Earnings per share (before special charges) will benefit from lower financial and tax charges and on a comparable basis growth is expected slightly to exceed that reported at the half year.

Syngenta is a world-leading agribusiness. The company ranks first in crop protection, and third in the high-value commercial seeds market. Sales in 2001 were approximately US $6.3 billion. Syngenta employs more than 20,000 people in over 50 countries. The company is committed to sustainable agriculture through innovative Research and Technology. Syngenta is listed on the Swiss stock exchange and in London, New York and Stockholm. Further information is available at www.syngenta.com.

Syngenta Third Quarter Trading Statement 2002 / Page 1 of 4

Analyst/Investor Enquiries:	Jennifer Gough (Switzerland)	+41 61 323 5059
	Rhonda Chiger (USA)	+ 1 (917) 322 2569

Media Enquiries:	O'Patrick Wilson (Switzerland)	+41 61 323 2323
	Judith Auchard (UK)	+44 (0) 1483 260184
	Lori Captain (USA)	+ 1 (302) 425 2121

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta’s publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

Syngenta Third Quarter Trading Statement 2002 / Page 2 of 4

Unaudited Nine Months Product Line and Regional Sales

Syngenta	9 Months 2002 $m	9 Months 2001 $m	Actual[1] %	CER[1] %

Crop Protection	4237	4352	-3%	-3%
Seeds	764	774	-1%	-1%

Total	5001	5126	-2%	-3%

Crop Protection

Product line
Selective herbicides	1326	1454	-9%	-8%
Non-selective herbicides	540	559	0%	-1%
Fungicides	1103	1110	-1%	-1%
Insecticides	678	726	-4%	-4%
Professional products	459	404	8%	6%
Other	131	99	15%	10%

Total	4237	4352	-3%	-3%

Regional
Europe, Africa and Middle East	1552	1512	3%	1%
NAFTA	1626	1682	-3%	-3%
Latin America	419	482	-13%	-13%
Asia Pacific	640	676	-5%	-5%

Total	4237	4352	-3%	-3%

Seeds

Product line
Field Crops	415	445	-7%	-6%
Vegetables and Flowers	349	329	6%	5%

Total	764	774	-1%	-1%

Regional
Europe, Africa and Middle East	387	360	7%	8%
NAFTA	295	304	-3%	-3%
Latin America	46	70	-34%	-34%
Asia Pacific	36	40	-9%	-8%

Total	764	774	-1%	-1%

[1] CER = constant exchange rate. Product line variances are calculated after adjusting for minor product line reclassifications.

Syngenta Third Quarter Trading Statement 2002 / Page 3 of 4

Unaudited Third Quarter Product Line and Regional Sales

Syngenta	3rd Quarter 2002 $m	3rd Quarter 2001 $m	Actual[1] %	CER[1] %

Crop Protection	981	985	0%	-4%
Seeds	118	110	7%	1%

Total	1099	1095	0%	-3%

Crop Protection

Product line
Selective herbicides	201	230	-10%	-13%
Non-selective herbicides	159	148	9%	6%
Fungicides	232	223	2%	-1%
Insecticides	198	218	-6%	-9%
Professional products	155	134	8%	3%
Other	36	32	1%	-10%

Total	981	985	0%	-4%

Regional
Europe, Africa and Middle East	334	301	11%	0%
NAFTA	248	249	-1%	0%
Latin America	209	247	-15%	-15%
Asia Pacific	190	188	1%	-2%

Total	981	985	0%	-4%

Seeds

Product line
Field Crops	34	37	-10%	-15%
Vegetables and Flowers	84	73	16%	9%

Total	118	110	7%	1%

Regional
Europe, Africa and Middle East	71	62	16%	6%
NAFTA	25	11	116%	116%
Latin America	13	27	-52%	-52%
Asia Pacific	9	10	-11%	-14%

Total	118	110	7%	1%

[1] CER = constant exchange rate. Product line variances are calculated after adjusting for minor product line reclassifications.

Syngenta Third Quarter Trading Statement 2002 / Page 4 of 4